                                                               [Logo of Telecom]

MANAGEMENT COMMENTARY


16 November 1999


First Quarter Results to 30 September 1999


Telecom's net earnings of NZ$209 million for the quarter ended 30 September 1999 ("Q1 1999-2000") increased by NZ$3 million, or 1.5%, from NZ$206 million for the same period last year. Net earnings for the quarter represented earnings per share ("EPS") of NZ11.9 cents. EPS increased 1.4% for the quarter compared with the same period last year.

Telecom has changed its balance date from 31 March to 30 June. This management commentary compares the results of Q1 1999-2000 with those for the quarter ended 30 September 1998 ("Q1 1998-99").

Telecom will pay a fully imputed Q1 1999-2000 dividend of NZ11.5 cents per ordinary share in December 1999. The dividend for Q1 1998-99 was also NZ11.5 cents per ordinary share.

If the equity accounted losses of Southern Cross and the costs of funding the investment in AAPT Limited ("AAPT") totalling approximately NZ$7 million are excluded, Telecom's net earnings for the quarter would have increased by NZ$10 million, or 4.9%.

Following the closure on 6 November 1999 of Telecom's offer to purchase all remaining shares in AAPT, Telecom's shareholding in AAPT will increase to 81.5% (78.2% on a fully diluted basis). In future periods, Telecom's result will be affected by the consolidation of 81.5% of AAPT's earnings, the funding costs of the investment in AAPT and the amortisation of associated goodwill.

Revenue rose by 2.1% in Q1 1999-2000 compared with the same period last year. Strong growth in cellular and data revenue was partly offset by lower revenue from national and international calls. Continued price reductions in the quarter to 30 September 1999 affected national and international revenues.

Operating expenses increased by 2.4% in Q1 1999-2000 largely due to higher cost of sales. If cost of sales were excluded, expenses declined by 3.3% in Q1 1999-2000.


======================================================================================================
                                           EARNINGS OVERVIEW

                                                                    Quarter Ended 30 September
                                                         ---------------------------------------------
                                                                1998            1999         Change
                                                                NZ$m            NZ$m            %
                                                         ---------------------------------------------

Operating revenues                                               869             887            2.1

Operating expenses                                               510             522            2.4

EBIT*                                                            359             365            1.7

EBITDA#                                                          499             504            1.0

Net earnings                                                     206             209            1.5

Net earnings excluding equity accounted loss of
 Southern Cross and AAPT funding costs                           206             216            4.9


EPS (cents)                                                     11.8            11.9            1.4
Dividends per share (cents)                                     11.5            11.5              -

*Earnings before interest and tax.
#Earnings before interest, tax, depreciation and amortisation.
======================================================================================================

DIVIDENDS

The quarterly dividend of NZ11.5 cents per share represents a distribution of approximately 96% of first quarter net earnings. Since Telecom's earnings vary from quarter to quarter, owing to seasonality and other factors, the dividend payout percentage resulting from the 11.5 cents dividend for the first quarter is not necessarily indicative of distribution levels for the remainder of the year.

==============================================================================================
Q1 dividends
         Ordinary shares                                                   NZ11.5 cents
         American Depositary Shares                                      *US47.51 cents
         Supplementary dividend (to non-resident holders)
            Per ordinary share                                             NZ2.03 cents
            Per American Depositary Share                                 *US8.39 cents
Books closing dates
         New Zealand, Australia Stock Exchanges#                        3 December 1999
         New York Stock Exchange                                        2 December 1999
Payment dates
         New Zealand, Australia                                        15 December 1999
         New York                                                      22 December 1999

*  Based on an exchange rate at 30 September 1999 of NZ$1.00 to US$0.5164.
#  Australian shares go `ex' dividend on 29 November 1999.
==============================================================================================

FORWARD-LOOKING STATEMENTS

This management commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the impact of year 2000, the outcome of litigation pending between Telecom and certain of its competitors, the impact of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand economy.

THE NEW ZEALAND ECONOMY

The bulk of Telecom's operations are in New Zealand and growth in Telecom's business is affected by the state of the New Zealand economy.

Production based Gross Domestic Product ("GDP") decreased 0.3% in the three months to 30 June 1999, after three successive quarters of economic growth. For the year to 30 June 1999, the New Zealand economy grew 0.6%. The New Zealand Government Statistician said a marked drop in export volumes, which fell 4.8% during the quarter, combined with a 2.7% rise in imports during the quarter, contributed to the quarterly downturn in GDP. The expenditure-based measure of GDP was unchanged in the June quarter. While New Zealand will continue to be reliant on exports for a material portion of its GDP, dependence on commodity products has slowly declined over the past two decades, being supplemented by tourism, manufacturing and services. Inflation measured by the Consumers Price Index rose 0.6% for the September 1999 quarter.

Despite a quarter of poor economic indicators, consensus forecasts are for a continued steady recovery from New Zealand's current period of low GDP growth and for a slight worsening in the external current account deficit in the current year before an improvement the following year. Inflationary pressures are expected to be constrained by spare capacity in the New Zealand economy.

COMPETITIVE FRAMEWORK

The Telecommunications Act 1987 allows the establishment and maintenance of telecommunications networks by any person. There have been no statutory entry barriers to any part of the New Zealand telecommunications industry since 1989, with all telecommunications companies subject to ordinary commercial law (e.g. Companies Act, Fair Trading Act, Commerce Act).

Competitors with whom Telecom has interconnection agreements offer business and residential access, international, national and local voice services, cellular services, data services, Internet services and mobile trunked radio services. Telecom has interconnection agreements with 12 other parties including large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra, British Telecom and Vodafone. Nine of these interconnection agreements include local service. Telecom also has eight number portability agreements enabling carriers to provide customers with the option of changing carriers without changing numbers.

In addition to the companies with which Telecom has interconnection agreements, numerous other organisations offer voice calling services from overseas or by re-selling services provided by New Zealand's network operators. Several Internet service providers based in New Zealand operate networks and offer telecommunications services. Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer premises equipment ("CPE"). Competition in New Zealand's telecommunications market is expected to remain intense, with the prospect of existing participants extending their activities and new competitors entering the market.

The Government has recently reviewed telephone numbering issues and in December 1998 an agreement was reached between the Government and some industry participants (including Telecom) for independent administration and allocation of numbers. The final steps towards implementation of this agreement are now being taken.

The Government has recently announced its intention to amend the Commerce Act including changes to the provisions regarding penalties, indemnification of officers and thresholds. An enhanced Telecommunications Disclosure Regime will begin on 1 January 2000. The new regime will focus on disclosure of costs involved in providing local access and KiwiShare services.

Telecom has recently initiated a new 0867 service designed to provide dedicated network capability for local Internet traffic. Telecom has offered assurances to the Government on specific aspects of service quality and price of access. At the end of October 1999, Telecom announced that it had signed an Internet Traffic Agreement with Saturn covering 0867 calls.

OVERVIEW OF RESULTS


Revenue

Revenue growth for the quarter to 30 September 1999 was driven largely by increased cellular and data revenue. Growth in national and international call volumes did not fully offset large price reductions, resulting in a decline in calling revenues.


Volume Growth

=================================================================================================

                                                  As at and for the quarter           Variation
                                                     ended 30 September                 99:98
                                             ----------------------------------------------------
                                                       1998             1999              %
                                             ----------------------------------------------------
Local Service
-------------
Access lines                                         1,849,000        1,877,000           1.5
Local call minutes (millions) *                          800.8            867.1           8.3
Centrex lines                                           70,800           77,400           9.3

Calling
-------
Call minutes (millions)
 National calls   #                                      504.3            506.8           0.5
 Fixed line to cellular calls                             97.6            129.8          33.0
 National 0800 calls                                     130.8            164.6          25.8
 International outward calls                             108.5            137.8          27.0
 International inward calls (excluding
    transits)                                             83.0             96.6          16.4

Cellular
--------
Cellular call minutes (millions)                         173.7            240.3          38.3
Cellular connections at end of period
  Total at period end                                  504,800          760,800          50.7
  Average during the period                            498,650          718,950          44.2

Data
----
Registered XTRA customers                              141,600          228,300          61.2
ISDN lines                                              37,900           60,700          60.2

*  Represents business local calls and residential calls under the NZ20 cents local calling option and Centrex and VPN calls.
#  Includes Centrex and VPN calls.  Excludes calls from Telecom's fixed line to cellular networks.
Certain reclassifications of prior period's data have been made to conform to current period classifications.
=================================================================================================

Local Service

Local service revenues increased by NZ$3 million, or 1.1%, for the quarter compared with the same period last year.

-----------------------------------------------------------------------------------------------------------------
Local Service                                                                                            Change %
                                                                                                          99:98
-----------------------------------------------------------------------------------------------------------------
Access
  -  Revenue                                                                                              (0.5)
  -  Access lines                                                                                          1.5
Local calls
  -  Revenue                                                                                               6.1
  -  Call minutes                                                                                          8.3
-----------------------------------------------------------------------------------------------------------------

Lower revenue from maintenance/wiring and connection charges resulted in a decrease in access revenue of NZ$1 million, or 0.5%, for the quarter. A decrease in business access lines and the effect of price reductions for business customers from January 1999 was offset by higher residential access revenue as a result of the 1.9% increase in residential line rental from October 1998 and residential access line growth.

Local service revenue and access line growth have been affected by the entry of Saturn Communications into the local service market, the migration of local access to ISDN and increased use of cellular phones.

Revenue from local calls increased by NZ$2 million, or 6.1%, for the quarter due to increased call minutes. Revenue from Smartphone, messaging and Call Track increased by NZ$2 million, or 11.5%, for the quarter.

National

National revenue decreased by NZ$8 million, or 4.5%, for the quarter, largely due to national toll price reductions. Volume growth rates have been affected by the slower growth of the New Zealand economy and the migration of calls into Telecom's cellular network.

-------------------------------------------------------------------------------------------------------------
National                                                                                              Change %
                                                                                                        99:98
-------------------------------------------------------------------------------------------------------------
National calls *
  -  Revenue                                                                                            (21.3)
  -  Call minutes                                                                                         0.5
  -  Price per minute                                                                                   (22.0)
Calls to cellular networks
  -  Revenue                                                                                             25.7
  -  Call minutes                                                                                        33.0
  -  Price per minute                                                                                    (6.0)
National 0800
  -  Revenue                                                                                              8.0
  -  Call minutes                                                                                        25.8
  -  Price per minute                                                                                   (14.0)
* Includes national VPN and Centrex calls.
-------------------------------------------------------------------------------------------------------------

Compared with Q1 1998-99, the average per minute price of national calls, excluding National 0800 and those made to cellular networks, declined by approximately 22% to NZ15 cents.

From August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes. In addition, the BEST (Business Enjoy Savings on Tolls) pricing option was launched in February 1999 and was open for enrolment until 30 April 1999. This plan provides a ceiling to Business Market customers on the cost of their tolls until 31 March or 30 April 2000, depending on when they enrolled. The ceiling is 10% lower than the customer's average monthly spend.

In May 1999, new calling plans for residential customers were introduced.
These plans offer different combinations of NZ$3 or NZ$5 capping and/or maximum off-peak and peak calling rates.

The effect of national toll price reductions was partially offset by increased revenue from calls from the fixed line to cellular networks and National 0800 as a result of increased call volumes. The average price per minute for fixed line to cellular calls has declined by approximately 6%.

International

Total international revenue decreased by NZ$16 million, or 14.8%, for the quarter compared with the same period last year reflecting reduced prices for outward calls, lower Trade Direct rates for inbound calls and lower margins on transit traffic, partially offset by the effect of increased volumes.

---------------------------------------------------------------------------------------------------------------
International                                                                                          Change %
                                                                                                         99:98
---------------------------------------------------------------------------------------------------------------
Outward calls
  -  Revenue                                                                                              (9.3)
  -  Call minutes                                                                                         27.0
  -  Price per minute                                                                                    (29.0)
Inward calls
  -  Revenue                                                                                             (16.1)
  -  Call minutes                                                                                         16.4
  -  Price per minute                                                                                    (28.0)
Transit call margin
  -  Margin                                                                                              (32.3)
  -  Call minutes                                                                                         74.5
  -  Margin per minute                                                                                   (61.0)
---------------------------------------------------------------------------------------------------------------


Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The average per minute charge for outward calls of NZ37 cents was approximately 29% lower than in Q1 1998-99, reflecting price reductions and frequent weekend specials.

In April 1999, the weekend caps on consumer Talk All Day promotions were reduced from NZ$10 to NZ$5 for Australia and from NZ$15 to NZ$10 for the UK, US, Canada and Ireland. These two Talk All Day specials at the reduced rates are available every weekend until the end of the calendar year.

The decrease in inward call revenue for the quarter resulted largely from reduced Trade Direct rates negotiated with major foreign carriers and the effect of the higher New Zealand dollar compared with that for the same period last year, partially offset by the effect of increased call minutes.

The reduced Trade Direct rates and higher New Zealand dollar more than offset the impact of the 27.0% increase in outward traffic on the international outpayment in respect of these calls included in cost of sales. This outpayment decreased by 16.1% for the quarter. The decrease also reflects Telecom's use of lower cost routing options.

The net margin received from Telecom's international business, excluding transits, (outward and inward call revenue less the international outpayment) decreased by 8.6% (see "Tolls Margin"). This reduction reflected the increasing competition in all areas of international business.

The decrease in the transit call margin (revenue net of outpayments) for the quarter was largely due to lower margins, the higher New Zealand dollar compared with the same period last year and reduced revenue from transit calls for information services. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and Telecom's point of presence in the US to win new refile traffic.

Tolls Margin

------------------------------------------------------------------------------------------------
Tolls Margin
                                                             Quarter Ended 30 September
                                                   =============================================
                                                             1998           1999          Change
                                                             NZ$M           NZ$M             %
------------------------------------------------------------------------------------------------

National calls *                                             94.0           74.0          (21.3)
                                                   ---------------------------------------------

International Margin
--------------------
International outwards revenue                               56.7           51.4           (9.3)
International inwards revenue                                37.8           31.7          (16.1)
International outpayment                                    (43.5)         (36.5)         (16.1)
                                                  ----------------------------------------------
Net international margin before
 transits                                                    51.0           46.6           (8.6)
                                                  ----------------------------------------------

Total tolls margin                                          145.0          120.6          (16.8)
                                                   ---------------------------------------------

* Excludes National 0800 and calls from fixed line to cellular networks.
===============================================================================================

The significant increase in the rate of price declines over the past several quarters has seen the tolls margin decline significantly in the year to 30 June 1999 (by 20.0%) and in the current quarter (by 16.8%). Had Telecom not incurred the decline in the tolls margin, EBIT growth in the current quarter would have been approximately 8%, indicating that the future growth areas of Telecom's business (eg. Cellular, Data and Internet) are performing well.

Telecom expects the decline in the tolls margin to continue but considers that the absolute value of the decline is likely to diminish. While the tolls margin decline will have a short-term impact on earnings it should not have a long-term impact on the value of the Company as it is expected industry-wide that tolls margins will not be a material part of the future telecommunications market place.

Interconnect

Interconnect revenue is derived from charges for delivering to and accepting from other service providers local, national, international, cellular and 0800 calls. Installation charges and rental of interconnecting links and service delivery point charges are also included.

Interconnect revenue increased by NZ$5 million, or 21.7%, for the quarter largely due to new interconnect carriers and increased activity with existing carriers.

Cellular and Other Mobile Services

Revenue from cellular and other mobile services grew by NZ$19 million, or 16.5%, for the first quarter compared with the same period last year. Cellular revenue grew by 18.0% for the quarter.


--------------------------------------------------------------------------------------------------------------
Cellular                                                                                              Change %
                                                                                                       99:98
--------------------------------------------------------------------------------------------------------------

Revenue                                                                                                   18.0

Call minutes                                                                                              38.3

Connections
 Total at period end                                                                                      50.7
 Average during the period                                                                                44.2
--------------------------------------------------------------------------------------------------------------

Telecom had 760,800 cellular connections at 30 September 1999 compared with 504,800 at 30 September 1998, an increase of 50.7%. The continued strong growth in connections is largely due to the introduction of prepaid cellular and the "Telecom 2 GO" promotion.

Prepaid phones have continued to be popular with consumers, but new pricing plans for contract customers, which include free minutes and additional services, have attracted large numbers of customers. The total number of active prepaid customers at 30 September 1999 was 276,700, approximately 36% of total connections.

Average revenue per customer decreased by approximately 18% compared to last year, reflecting the recent high number of prepaid connections. Average revenue per prepaid connection is generally lower than postpaid connections.

The total number of cellular connections in New Zealand, including Vodafone's connections, now exceeds one million and represents approximately 27% of the New Zealand population. This penetration level, when compared with other relevant countries, suggests scope for continued expansion of this market.

On 21 October 1999, Telecom announced that it had purchased Ben Rumble Communications Limited. There are 17 Ben Rumble Communications stores which sell connections to Telecom's cellular network and equipment, including mobile phones. Ben Rumble Communications is one of the largest dealerships selling Telecom cellular connections.

Data

Data revenue increased by NZ$17 million, or 20.7%, for the quarter. This growth for the quarter was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

--------------------------------------------------------------------------------------------------------------
Data                                                                                              Change %
                                                                                                   99:98
--------------------------------------------------------------------------------------------------------------

XTRA revenue                                                                                        65.2
XTRA registered customers                                                                           61.2

ISDN revenue                                                                                        49.0
ISDN lines                                                                                          60.2
--------------------------------------------------------------------------------------------------------------

Telecom's Internet service provider "XTRA" had approximately 228,300 registered customers at 30 September 1999, compared with 141,600 at 30 September 1998, an increase of 61.2%. Of the registered customers, 80% were active during the last month of the quarter.

The increase in ISDN revenues for the quarter partly reflected migration from basic access services. The number of ISDN lines increased by 60.2%.

In February 1999 Telecom introduced a series of data pricing initiatives aimed at stimulating data growth by making greater bandwidth more affordable. The initiatives, which have been targeted at key corporate and business data users, aim to simplify the data pricing structure, by reducing the number of distance steps, and make wide-area networking more affordable.

Directories

Total directories revenue increased by NZ$4 million, or 8.3%, for the quarter compared with the same period last year.

Revenue from regional directories increased by 8.3% for the quarter as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES products. The increase in directories revenue for the quarter also reflected the publication of three more LOCAL DIRECTORIES compared with the same period last year.

Miscellaneous Other Services

Miscellaneous other services revenue decreased by NZ$1 million, or 9.1% for the quarter. This revenue is derived principally from software development and telecommunications services provided in the Cook Islands and Samoa. Q1 1998-99 included revenue from an international outside plant project.

Expenses

Operating expenses increased by NZ$12 million, or 2.4%, for the quarter. A decrease in labour costs was more than offset by increased cost of sales. If cost of sales are excluded, operating expenses decreased by NZ$13 million, or 3.3%. Operating expenses were 58.9% of revenue compared with 58.7% for the same period last year.

Labour

The decrease in labour costs of NZ$11 million, or 8.9%, for the quarter reflected a reduction of 1,347 in personnel numbers between 30 September 1998 and 1999. The lower personnel numbers are due largely to the outsourcing of operator services to SITEL Asia Pacific ("SITEL") during the year to 31 March 1999 and the outsourcing of information services to EDS in Q1 1999-2000. The costs of outsourcing are included in "Other Operating Expenses". The effect of the reduced personnel numbers was partially offset by salary increases arising from Telecom's annual salary review process.

=====================================================================================================
                                       Personnel Numbers
                                                                                    Variation to
                                                                                   September 1999
                        -----------------------------------------------------------------------------
                            September         June        September           September          June
                               1998           1999           1999                1998            1999
                        -----------------------------------------------------------------------------

Operations                    6,632          5,994           5,586               (1,046)        (408)
Other                         1,514          1,485           1,213                 (301)        (272)
                        -----------------------------------------------------------------------------

Total                         8,146          7,479           6,799               (1,347)        (680)
                        -----------------------------------------------------------------------------
=====================================================================================================

Depreciation

Depreciation expense remained relatively stable for the quarter decreasing by NZ$1 million, or 0.7%. The year on year comparison reflects a decrease due to a major asset becoming fully depreciated in March 1999 largely offset by the impact of the increasing fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales increased by NZ$25 million, or 22.7%, in the quarter. This increase was largely due to higher cellular and interconnect cost of sales, partly offset by lower costs for outbound international calls.

Cellular cost of sales increased by approximately 64%. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in cellular cost of sales.

Interconnect expense was also significantly higher reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network.

International cost of sales for outbound calls decreased by 16.1% for the quarter (see "International").

Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 80% of other operating expenses.

Overall other operating expenses for the quarter remained relatively stable. There were increases and decreases among the components of other operating expenses, the most significant being an increase in outsourcing costs. This increase reflected the outsourcing of operator services to SITEL in the year ended 31 March 1999 and the outsourcing of information services to EDS effective from 1 September 1999 (See "IT Outsourcing and Online Solutions

Alliance"). This increase was offset by a net foreign exchange gain arising from the closing out of surplus forward foreign exchange contracts relating to the Southern Cross investment.

Net Interest Expense and Taxation

Net interest expense decreased by NZ$3 million, or 9.7%, for the quarter compared with the same period last year. The decrease in net interest expense for the quarter was partly due to lower short-term interest rates partially offset by the cost of funding the investment in AAPT.

Income tax expense increased by NZ$3 million, or 2.8%, for the quarter compared with the same period last year. This increase was largely owing to the 2.7% increase in the surplus from operations before income tax. The effective tax rate for the quarters ended 30 September 1998 and 1999 was 32.6% compared with a statutory rate of 33%.

The surplus from operations covered net interest expense (after investment income but before interest capitalised) and capital note coupons 7.2 times for the quarter compared with 6.6 times for the same period last year.

Capital Expenditure

Capital expenditure for the quarter amounted to NZ$142 million, an increase of NZ$28 million, or 24.6%, compared with the same period last year. Cash applied to capital expenditure amounted to NZ$149 million, an increase of NZ$34 million, or 29.6%.

Telecom currently expects to spend between NZ$750 million and NZ$800 million on
capital expenditure in the 12 months to 30 June 2000.   This includes purchases
of capacity from Southern Cross Cables Limited but excludes any potential acquisition of spectrum that may be available to purchase from the Government.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operating activities for the quarter were NZ$328 million, a decrease of NZ$45 million. This decrease resulted from lower receipts from customers and higher payments to suppliers and employees due to an increase in prepayments, which were related largely to the IT outsourcing. The decrease was partially offset by lower interest paid.

An increase in cash applied to the purchase of fixed assets was partially offset by a reduction in net investments purchased, which led to net cash flows used in investing activities increasing NZ$17 million.

Net cash used in financing activities amounted to NZ$180 million, compared with NZ$247 million for the quarter to 30 September 1998. The decrease is largely due to an increase in net proceeds from short-term debt.

The net debt to net debt plus capital funds ratio was 49.3% at 30 September 1999 compared with 48.3% at 30 June 1999. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments, and a term deposit of NZ$26 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$146 million at 30 September 1999 compared with NZ$143 million at 30 June 1999. As at 30 September 1999 Telecom had available unutilised committed facilities of NZ$1.6 billion and US$150 million, as well as substantial uncommitted other borrowing capacity.

As at 30 September 1999 total interest-bearing long-term and short-term liabilities amounted to NZ$2,156 million, compared with NZ$2,067 million at 30 June 1999. Capital notes totalled NZ$943 million at 30 September 1999.

On 18 August 1999 Moody's Investors Service ("Moody's") downgraded Telecom's domestic long-term rating from Aa1 to Aa2. Moody's has kept the domestic rating on review for further possible downgrade and expanded the review to include Telecom's foreign currency rating (currently rated Aa2). Moody's advised the review was driven by the uncertainty over the scale of Telecom's investment in AAPT. On 15 September 1999 Standard & Poor's placed Telecom's long-term rating of AA on creditwatch with negative implications following Telecom's announcment that it was making a takeover bid for AAPT.

OTHER MATTERS

AAPT Limited

During the three months ended 30 June 1999, Telecom purchased a 19.8% stake in AAPT, at a cost of NZ$387 million. At 30 September 1999 the book value of Telecom's investment in AAPT was NZ$389 million compared to a current market value of NZ$353 million. The directors do not consider there has been a permanent diminution in value of this investment.

On 5 October 1999 Telecom made an offer to purchase all remaining shares in AAPT at AUD$5.10 per share. The offer closed on 6 November 1999 at which time Telecom had received entitlements to purchase an additional 184,610,054 shares in AAPT at a cost of NZ$1,177 million. This will increase Telecom's shareholding in AAPT to 81.5% (78.2% on a fully diluted basis) at a total cost of NZ$1,564 million. The acquisition will be funded by debt.

Southern Cross

During October 1998, the Southern Cross shareholders agreement was signed marking the official commencement of the Southern Cross cable project. A separate project company, Southern Cross Cables Limited ("SCCL") has been established with the signing of the shareholders agreement. SCCL will build, own, operate and maintain the network as well as market capacity on the cable.

The Southern Cross Cable Network is expected to cost US$1.3 billion in total. The 29,000 kilometre high capacity fibre optic submarine cable loop will link New Zealand and Australia with Hawaii, mainland United States and Fiji. To date, approximately 40 international-based companies, including phone carriers and Internet service providers, have signed up for a share of capacity in the Southern Cross cable.

Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in SCCL with Telecom's holding a 50% equity stake in SCCL. The equity of Southern Cross is US$150 million with US$75 million being Telecom's investment. Pursuant to this a shareholders advance of US$57 million (excluding accrued interest) had been provided by Telecom to SCCL as at 30 September 1999.

The majority of the funding for the construction of the Southern Cross cable was to be provided through a limited recourse bank financing facility. However, the facility required major alterations to accommodate delays in obtaining Californian environmental permits and recent changes in Southern Cross's marketing strategy. Following a Data Gathering Meeting in August 1999, which resulted in significant additional capacity purchase indications, the shareholders have substituted the banks and are providing interim funding prior to re-financing the project on a basis more closely aligned to present capacity purchase indications and the advanced state of the cable construction. It is expected that Southern Cross will repay its borrowings in the first few years after the project completion.

Southern Cross Cable Network has now completed over 70% of cable laying for Phase One of its trans-Pacific network, which will connect Sydney, Auckland, Hawaii and California. Phase One is expected to be ready for service by July 2000. Cable laying is also underway on Phase Two which will connect Sydney, Fiji, Hawaii and California. Phase Two is expected to be ready for service in November 2000.

IT Outsourcing and Online Solutions Alliance

During July 1999, Telecom announced that it had entered into a strategic relationship with global information services company EDS. The relationship includes a 10-year, NZ$1.5 billion agreement for EDS to supply the majority of Telecom's information systems ("IS") services and an equity position by Telecom in EDS (New Zealand). Telecom, EDS and Microsoft have also agreed to proceed to a detailed joint business planning phase to examine opportunities to develop and deliver online solutions to customers.

EDS now manages and operates Telecom's information systems and technology delivery, including its enterprise applications, technical infrastructure and IS assets. EDS also manages and operates Telecom's billing and customer information systems. EDS has employed approximately 600 Telecom staff who were involved in managing Telecom's IS requirements.

As part of this strategic relationship, Telecom will acquire an initial 10% stake in EDS (New Zealand), with an option of increasing its holding to 49% over
the next four years.   This equity arrangement is subject to the completion of
due diligence and satisfaction of other conditions. Telecom will then have representation on the Board of Directors of EDS (New Zealand). EDS will retain a majority shareholding and operational control.

Broadband Strategy

The continuing development of Internet-based online technologies and services has created demand for access to very high capacity (broadband) networks. Telecom's broadband strategy aims to open opportunities to create and sell innovative services and products to meet this demand and lead the New Zealand economy online. Telecom is committed to an online future. This commitment will have substantial effects on Telecom's networks, the services that Telecom sells and on interactions between Telecom, its suppliers and its customers.

Telecom has a strategy to develop all of its networks from an infrastructure designed primarily to support narrowband telephony to infrastructure capable of delivering sophisticated high-speed broadband services. Telecom's existing fibre-optic network forms the basis of this developing broadband network.

Telecom is already delivering high-capacity ATM, Frame Relay and IPNet services to support the broadband strategy and is now progressively installing Rate-Adaptive Asymmetric Digital Subscriber Line (R-ADSL) technology in exchanges around the country. R-ADSL is being used by residential and business customers for fast data and voice using existing copper wiring. The use of R-ADSL will be progressively expanded within Telecom's network but this technology has distance limitations and because of New Zealand's varied terrain and scattered population centres there is no single technology that can be used for provision of broadband services.

Year 2000

Telecom's Year 2000 ("Y2K") Programme is a top priority of the Company and Telecom has assigned significant resources to address it. Almost all of the services and solutions that Telecom provides to customers are based on technology-driven systems, including the exchanges and other components in Telecom's fixed line, cellular, paging and data networks. The Y2K issue could also affect many of Telecom's internal information systems.

Telecom's Y2K Programme has identified and is addressing a broad spectrum of internal and external risks which include embedded business support systems, network infrastructure, financial structure and support services, building security and supplies, supplier Y2K status, availability of staff, customer communications and a review of existing business continuity plans.

The Information Systems ("IS") remediation phase of the Telecom Y2K Programme was substantially completed in December 1998 with a large number of systems and changes having already been successfully Y2K tested and put back into production. Some remedial action extended into 1999. The testing of the network infrastructure is well advanced, with the majority of this work completed in March 1999. A small number of network suppliers are still to deliver compliant components.

Processes have been developed and implemented to allow Telecom's ongoing strategic and discretionary programmes to protect the Y2K readiness status of many components already achieved by the Company. Telecom is also focussed on its relationships with third parties and their ability to continue in business into the year 2000. Telecom is aiming to minimise any potential impact on Telecom customers (resulting from third party relationships). This work will continue up to and beyond 1 January 2000.

Telecom's Y2K Programme includes a review of business continuity status and processes. This is aimed at allowing Telecom to respond rapidly to customer needs in the event of unplanned outages or disruption to services. Dress rehearsals for Y2K business continuity scenarios have already commenced in Telecom with more planned throughout the year.

Ongoing Y2K IS status management, third party relationships and business continuity planning initiatives will continue beyond 1 January 2000. Telecom also maintains regular internal management reviews and has engaged the services of external Y2K quality assurance reviewers to provide independent advice on Telecom's progress and state of preparedness for the year 2000.

A provision of NZ$87 million was established at 31 March 1997 to cover the operational costs of the Y2K programme. Operational costs of NZ$6 million were incurred in Q1 1999-2000. Total costs incurred to 30 September 1999 are NZ$76 million. As at 30 September 1999 the Company had incurred NZ$13 million of the budgeted NZ$20 million capital expenditure in connection with this issue. There can be no assurance that Telecom's established provisions will be sufficient to cover all Y2K expenditure that may be incurred.

The above information is based on Telecom's current best estimates and planning assumptions. Given the complexity of Telecom's business activities and numerous dependencies on suppliers, expert staff, extensive internal systems and the success of remedial efforts, the actual results of Telecom's Y2K Programme have yet to be determined and may differ from the discussion above. As is the case with any Y2K programme, there can be no absolute assurance that all Y2K risk will have been mitigated prior to the Year 2000.

Glossary

ATM (Asynchronous Transfer Mode) - Data transfer technique in which transmissions are encoded into fixed-length packets and routed through ATM switches. Each ATM link supplies a constant stream of ATM packet slots, which can be either filled or left idle. ATM handles numerous services well by combining the best of both circuit-switching technology (for constant-bit rate services such as voice and graphics) and packet-switching (for variable-bit rate services such as data and full-motion video).

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

Centrex - A service that provides PBX capabilities to customers using Telecom's network. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Equipment, such as phones, fax machines and modems that connect with the network at the customer's premises.

Frame relay - Packet switched data communication that is very good at efficiently handling high-speed, bursty data over wide area networks. Packets are routed or "relayed" directly to their destination, rather than terminating at each switching node. This eliminates processing overheads and increases throughput speed.

IPNet (Internet Protocol Network) - Telecom's network that removes Internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, that operates as a private local exchange, typically providing reduced-digit dialing for internal calls.

PSTN (Public Switched Telephone Network) - The nationwide fixed line voice telephone network accessible to anyone who has a telephone and an account with a phone company.

R-ADSL (Rate-Adaptive Asymmetric Digital Subscriber Line) - Technology using compression and filtering to enable broadband transmission down copper wires. R-ADSL is generally limited to 3-5 kilometres.

Trade Direct - The Telecom product name for a range of bilateral agreements for exchanging international traffic. A Trade Direct Agreement is a formal commitment between two carriers to terminate an agreed volume of traffic at an agreed rate over the life of the contract. The agreements provide for the establishment of rates for exchanging traffic which reflect market conditions.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

OVERVIEW OF SURPLUS FROM OPERATIONS

                                                             First Quarter Ended                             Variation
                                                                 30 September                                  99:98
------------------------------------------------------------------------------------------------------------------------------
 (in NZ$ millions, except percentages)
                                                  1998          %            1999          %               $            %
------------------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                      263         30.3           266         30.0              3           1.1
Calling
      National                                     178         20.5           170         19.2             (8)         (4.5)
      International                                108         12.4            92         10.4            (16)        (14.8)
      Other                                         13          1.5            12          1.3             (1)         (7.7)
                                              --------------------------------------------------------------------------------
                                                   299         34.4           274         30.9            (25)         (8.4)

Interconnection                                     23          2.6            28          3.2              5          21.7
Cellular and other mobile                          115         13.3           134         15.1             19          16.5
Data                                                82          9.4            99         11.2             17          20.7

Other operating revenues
    Directories                                     48          5.5            52          5.8              4           8.3
    Equipment                                       28          3.2            24          2.7             (4)        (14.3)
    Miscellaneous other                             11          1.3            10          1.1             (1)         (9.1)
                                              --------------------------------------------------------------------------------
                                                    87         10.0            86          9.6             (1)         (1.1)

                                              --------------------------------------------------------------------------------
Total operating revenues                           869        100.0           887        100.0             18           2.1
                                              --------------------------------------------------------------------------------

Operating expenses

    Labour                                         124         14.3           113         12.7            (11)         (8.9)
    Depreciation                                   138         15.9           137         15.5             (1)         (0.7)
    Cost of sales                                  110         12.7           135         15.2             25          22.7
    Other operating expenses                       138         15.8           137         15.5             (1)         (0.7)
                                              --------------------------------------------------------------------------------
Total operating expenses                           510         58.7           522         58.9             12           2.4
                                              --------------------------------------------------------------------------------

Surplus from operations                            359         41.3           365         41.1              6           1.7
                                              ================================================================================

Certain reclassifications of prior period data have been made to conform to current period classifications

KEY PERFORMANCE INDICATORS

                                                     Year ended         Q1           Year ended         Q1
                                                     June 1998        1998-99        June 1999        1999-00

Operating Margin (%)                  *                 40.7           41.3             41.2           41.1
Asset Utilisation (%)                 #                 75.2           76.2  ~          71.5           69.5  ~
Net Interest Cover (times)            .                  7.3            6.6              7.2            7.2
Return on Average Total Assets (%)    +                 30.6           31.5  ~          29.4           28.6  ~
Net Debt/Net Debt plus Capital Funds (%)                42.3           42.3             48.3           49.3

*  Normalised surplus from operations/operating revenue
# Operating revenue/average total assets (net of cash and short-term investments)
 . Normalised surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+  Normalised surplus from operations/average total assets (net of cash and short-term investments)
~  Annualised